UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________
 FORM 11-K
________________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
 Commission file number: 1-13283
 _________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES' 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PENN VIRGINIA CORPORATION
FOUR RADNOR CORPORATE CENTER, SUITE 200
100 MATSONFORD ROAD
RADNOR, PA 19087

PENN VIRGINIA CORPORATION
AND AFFILIATED COMPANIES
EMPLOYEES' 401(k) PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULE
 For the Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Penn Virginia Corporation and Affiliated Companies
Employees' 401(k) Plan
Radnor, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees' 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees' 401(k) Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Maillie LLP

West Chester, Pennsylvania
June 24, 2013

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES' 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011
ASSETS
Cash	$333,257	$—
Investments, at fair value
Registered investment companies	11,689,414	15,105,365
Common stock	2,012,038	2,501,617
Common collective trusts	4,921,334	3,264,669
TOTAL INVESTMENTS	18,622,786	20,871,651
Receivables
Employer contributions	239,370	316,351
Participant loans receivable	129,212	173,566
TOTAL RECEIVABLES	368,582	489,917

LIABILITIES
Accounts payable	—	2,597

TOTAL NET ASSETS AVAILABLE FOR BENEFITS, at fair value	19,324,625	21,358,971
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(15,692)	(11,233)

NET ASSETS AVAILABLE FOR BENEFITS	$19,308,933	$21,347,738

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES' 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2012 and 2011

	2012	2011
ADDITIONS TO NET ASSETS
Contributions
Participants' contributions	$1,026,222	$1,284,783
Employer contributions	958,944	1,159,376
Rollover contributions	27,723	32,147
TOTAL CONTRIBUTIONS	2,012,889	2,476,306
Investment income (loss)
Interest and dividends	618,436	531,167
Net appreciation (depreciation) in fair value of investments	689,815	(6,030,104)
Realized gain (loss) on the sale of investments	434,442	(32,841)
TOTAL INVESTMENT INCOME (LOSS)	1,742,693	(5,531,778)

TOTAL ADDITIONS, NET	3,755,582	(3,055,472)

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	5,790,553	5,269,801
Administrative fees	3,834	5,010
TOTAL DEDUCTIONS	5,794,387	5,274,811

NET DECREASE IN NET ASSETS	(2,038,805)	(8,330,283)

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	21,347,738	29,678,021

END OF YEAR	$19,308,933	$21,347,738

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL
DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies of the Penn Virginia Corporation (the “Company”) and Affiliated Companies Employees' 401(k) Plan (the “Plan”) employed in the preparation of the accompanying financial statements follow.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. During the years ended December 31, 2012 and 2011, the Plan offered mutual funds and common collective trusts as investment options for participants.

Valuation of investments - The Plan's investments are stated at fair value, pursuant to the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the measurement date. The Company's common stock is valued at the closing price reported on the New York Stock Exchange on the measurement date.

Investment Contracts - Investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invested in investment contracts through a collective trust in 2012. Contract value for this collective trust was based on the net asset value of the fund as reported by Invesco National Trust Company, the trustee in 2012. The statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value in 2012.

Revenue Recognition and Method of Accounting - All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded based on the trade date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date. Expenses are recorded when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Plan Expenses - The Company paid expenses of the Plan in addition to the expenses paid from the participants' individual accounts.

Date of Management's Review - Management has evaluated subsequent events through June 24, 2013, the date on which the financial statements were available to be issued.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL
DESCRIPTION OF THE PLAN (continued)

General Description of the Plan

A general description of the Plan follows. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of the Company and its affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes an employee stock ownership plan (“ESOP”) feature, as defined in Internal Revenue Code Section 4975(e)7. The ESOP feature provides for discretionary employer contributions to the Plan.

Contributions - Participants are able to contribute up to the lesser of $17,000 for 2012 and$16,500 for 2011 or 50% of their annual compensation. Employer matching contributions equal 100% of the employees' elective deferral contribution up to 6% of compensation up to a maximum of $250,000. In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $5,500. Participants may also contribute amounts representing distributions from other qualified benefit plans via a rollover into the Plan.

Participation - An employee may become a participant of the Plan immediately after the start of service. An employee may become a participant of the ESOP after completion of one year of service.

Participant Accounts - Each participant's account is credited with the participant's contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a toll-free telephone number and a website. Fund transfers and investment election changes may be made daily. A participant may stop, start or change their 401(k) salary deferral rate at will.

Plan loans - Active employees may elect to take loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant's vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis.

Vesting - Participants are always 100% vested in their own 401(k) salary deferral contributions, as well as the employer matching contributions.

Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either an amount equal to the value of the participant's account or periodic installments. For termination of service due to other reasons, a participant may receive the value of their account balance as a lump-sum distribution. In the event of a “qualified emergency,” an active employee may elect a withdrawal from their elective deferral contributions.

Voting Rights - Each participant is entitled to exercise the voting rights attributable to shares of Company stock held in their account in the trust with respect to all corporate matters upon which the Company's shareholders are entitled or permitted to vote. Each participant has

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL
DESCRIPTION OF THE PLAN (continued)

one vote for each share of stock credited to their account.

Plan termination - The Plan may be terminated at any time by the Company. In the event of Plan termination, distribution of participant accounts shall be in accordance with Article XIII of the Plan document.

NOTE B    ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members who are appointed and may be removed by the Company's Board of Directors. Bank of America, N.A. serves as trustee of the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the common collective trusts are charged separately to those participants with balances in the trusts.

NOTE C    TAX STATUS OF THE PLAN

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated March 14, 2003, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan applied to the IRS for a new determination letter in 2010 and in 2012, and is currently awaiting a response. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has no recognized interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The tax returns for years 2011, 2010 and 2009 are still open and subject to examination by taxing authorities.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE D	INVESTMENTS

The following investments represent 5% or more of the Plan's net assets:

	2012		2011

Penn Virginia Corporation common stock, 456,244 shares (2012) and 472,895 shares (2011)	$2,012,038		$2,501,617

Goldman Sachs Growth Opportunities Fund, 79,076 shares (2012) and 86,185 shares (2011)	1,811,628		1,780,583

PIMCO Total Return Fund, 211,225 shares (2012) and 231,527 shares (2011)	2,374,172		2,516,699

Massachusetts Investment Growth Stock Fund, 95,194 shares (2012) and 156,896 shares (2011)	1,696,359		2,411,495

Invesco Stable Value Return Fund, 1,860,792 shares (2012) and 2,224,373 shares (2011)	1,860,792		2,224,373

Invesco Van Kampen Small Cap Fund, 71,843 shares (2012) and 83,092 shares (2011)	1,175,358		1,282,110

Manning & Napier Ret Target 2020 Fund, 51,676 shares (2012) and 74,212 shares (2011)	842,835	*	1,077,555

Manning & Napier Ret Target 2030 Fund, 27,213 shares (2012) and 92,922 shares (2011)	441,671	*	1,321,356

Thornburg International Value Fund, 47,186 shares (2012) and 53,894 shares (2011)	1,289,590		1,290,753

*Does not exceed 5% at December 31, 2012. Balance is presented for comparative purposes only.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE E    FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE E    FAIR VALUE MEASUREMENTS (continued)

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan's investments measured at fair value on a recurring basis:

	2012
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
REGISTERED INVESTMENT COMPANIES
Equity	$8,229,635	$—	$—
Fixed income	3,317,092	—	—
Allocation funds	142,687	—	—

COMMON STOCK
Equity	2,012,038	—	—

COMMON COLLECTIVE TRUSTS
Stable value fund	—	—	1,876,484
Other	—	3,044,850	—

	$13,701,452	$3,044,850	$1,876,484

	2011
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
REGISTERED INVESTMENT COMPANIES
Equity	$11,877,413	$—	$—
Fixed income	3,052,250	—	—
Allocation funds	145,440	—	—
Other	30,262	—	—

COMMON STOCK
Equity	2,501,617	—	—

COMMON COLLECTIVE TRUSTS
Stable value fund	—	—	2,235,606
Other	—	1,029,063	—

	$17,606,982	$1,029,063	$2,235,606

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE E    FAIR VALUE MEASUREMENTS (continued)

Level 3 investments make up 9.7% and 10.5% of total plan assets as of December 31, 2012 and 2011, respectively.

Investments in shares of registered investment companies, common stock and cash equivalents have quoted prices for identical assets in active markets; therefore, the investments are measured at fair value using these readily available Level 1 inputs.

Common collective trusts, stable value fund, are over-the-counter securities with no quoted readily available Level 1 inputs and, therefore, are measured at fair value using inputs that are directly observable in active markets. These shares are redeemable at contract value and are classified within Level 3 of the valuation hierarchy using the income approach.

Common collective trusts, other funds, do not have quoted prices readily available but are priced daily by fund accountants. The funds' inputs are derived principally from observable market data and are classified within Level 2 of the valuation hierarchy.

The following table presents a summary of changes in the fair value of the Plan's Level 3 investments in 2012:

Stable Value Fund

BALANCE AS OF DECEMBER 31, 2010	$—
Investment income	46,601
Contributions	242,786
Benefit payments	(617,073)
Loan activity, net	(4,700)
Other credits	1,218
Administrative fees	(305)
Interfund transfers, net	2,567,079
BALANCE AS OF DECEMBER 31, 2011	2,235,606
Investment income	27,100
Contributions	229,474
Benefit payments	(700,867)
Loan activity, net	606
Contract adjustment, net	4,459
Interfund transfers, net	80,106

BALANCE AS OF DECEMBER 31, 2012	$1,876,484

NOTE F    FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACT

The Plan holds an investment in a collective trust, specifically the Invesco National Trust Company Stable Value Retirement Trust (the “Invesco Stable Value”). The Invesco Stable Value trust offers five classes of units, Tier 1, Tier 2, Tier 3, Tier 4 and Tier 5. The tiers are credited with earnings on the underlying investments and charged for expenses of the fund in such equitable proportion.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Invesco Stable Value, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2012 and 2011 was $1,876,484 and $2,235,606, respectively. The crediting interest rate is based on a formula agreed upon with the issuer based on the characteristics of the underlying fixed income portfolio. Such interest rates are reset on a monthly or quarterly basis according to each contract.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: 1) termination of the Plan, 2) a material adverse change to the provisions of the Plan, 3) the employer elects to withdrawal from a wrapper contract in order to switch to a different investment provider, or 4) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer's underwriting criteria for issuance of a clone wrapper contract. The Plan Administrator believes it is not probable that such events would be of sufficient magnitude to limit the ability of the fund to transact at contract value with the participants in the fund.

	2012	2011
Average Yields:

Based on actual earnings	1.51%	1.76%

Based on interest rate credited to participants	1.69%	1.82%

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE G    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of contributions per the financial statements to the Form 5500:

	2012
	Employer	Employee

Total contributions per financial statements	$958,944	$1,053,945
Add 2011 contributions receivable	316,351	—
Less 2012 contributions receivable	(239,370)	—

TOTAL CONTRIBUTIONS PER FORM 5500	$1,035,925	$1,053,945

	2011
	Employer	Employee

Total contributions per financial statements	$1,159,376	$1,316,930
Add 2011 contributions receivable	309,329	—
Less 2012 contributions receivable	(316,351)	—

TOTAL CONTRIBUTIONS PER FORM 5500	$1,152,354	$1,316,930

The following is a reconciliation of the net appreciation (depreciation) in fair value of investments and realized gain (loss) on the sale of investments per the financial statements to the Form 5500:

	2012
	Net Appreciation in Fair Value of Investments	Realized Gain on the Sale of Investments

Total per financial statements	$689,815	$434,442
Difference between the method used in the Form 5500 to calculate realized gain (loss) on investments and the method used in the financial statements	(2,231)	2,231

TOTAL PER FORM 5500	$687,584	$436,673

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE G    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

	2011
	Net Depreciation in Fair Value of Investments	Realized Loss on the Sale of Investments

Total per financial statements	$(6,030,104)	$(32,841)
Difference between the method used in the Form 5500 to calculate realized gain (loss) on investments and the method used in the financial statements	6,124	(6,124)

TOTAL PER FORM 5500	$(6,023,980)	$(38,965)

The following is a reconciliation of the value of common/collective trusts per the financial statements to the Form 5500:

	2012	2011

Total per financial statements	$1,876,484	$3,264,669
Adjustment from fair value for fully benefit-responsive investment contracts	(15,692)	(11,233)

TOTAL PER FORM 5500	$1,860,792	$3,253,436

NOTE H    PLAN AMENDMENTS

In December 2011 the Plan was amended such that, effective July 1, 2012, no new investments may be made in Company stock through contributions or transfers from other investments. Existing investments in Company stock were not affected. In addition, ESOP Company contributions must be made in cash for plan years beginning on or after January 1, 2012.

NOTE I    PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by the trustee, and, therefore, all transactions involving these investments qualify as party-in-interest transactions. The Plan is also invested in shares of common stock of the Company. All transactions involving shares of the Company also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES' 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Year Ended December 31, 2012

Plan EIN #23-1184320, Plan 001

(a)		(b)	(c)	(d)	(e)
Shares		Identity of Investment	Description of Investment Type	Cost	Current Value

456,244	*	Penn Virginia Corporation Stock	Common Stock	**	$2,012,038
79,076		Goldman Sachs Growth Opportunities Fund	Registered Investment Company	**	1,811,629
49,196		American Century Inflation Adjusted Fund	Registered Investment Company	**	645,938
63,079		Columbia Dividend Income Fund	Registered Investment Company	**	930,420
25,937		American Century Government Bond Fund	Registered Investment Company	**	296,981
71,843		Invesco Van Kampen Small Cap Fund	Registered Investment Company	**	1,175,358
9,968		Victory Established Value Fund	Registered Investment Company	**	274,013
47,186		Thornburg International Value Fund	Registered Investment Company	**	1,289,590
7,228		BlackRock Global Allocation Fund	Registered Investment Company	**	142,688
211,225		PIMCO Total Return Fund	Registered Investment Company	**	2,374,172
54,129		BlackRock S&P 500 Index	Registered Investment Company	**	942,921
4,877		Prudential Jennison Small Company Fund	Registered Investment Company	**	109,345
95,194		Massachusetts Investment Growth Stock Fund	Registered Investment Company	**	1,696,359
1,508		Manning & Napier Retirement Target Income Fund	Common Collective Trust	**	23,292
58,039		Manning & Napier Retirement Target 2010 Fund	Common Collective Trust	**	907,146
51,676		Manning & Napier Retirement Target 2020 Fund	Common Collective Trust	**	842,835
27,213		Manning & Napier Retirement Target 2030 Fund	Common Collective Trust	**	441,671
46,932		Manning & Napier Retirement Target 2040 Fund	Common Collective Trust	**	722,285
9,819		Manning & Napier Retirement Target 2050 Fund	Common Collective Trust	**	107,621
1,860,792		Invesco Stable Value Return Fund	Common Collective Trust	**	1,860,792
129,212	*	Participant Loans, 4.25% to 9.25%	Participant Loans	**	129,212

					$18,736,306

*Party-in-interest.
**Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PENN VIRGINIA CORPORATION AND
AFFILIATED COMPANIES
EMPLOYEES' 401(k) PLAN

Date: June 26, 2013

By:	/s/ Steven A. Hartman
Steven A. Hartman
Senior Vice President and Chief Financial Officer,
Penn Virginia Corporation

EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm